# ZenSpace, Inc.



# ANNUAL REPORT

3103 Lismore Ct.

San Jose, CA 95135

0

https://www.zenspace.io/

This Annual Report is dated April 28, 2021.

## BUSINESS

### General Summary

ZenSpace is in the business of providing revenue-generating fully autonomous workspace solutions for open spaces in public venues while offering productive workspaces for Remote Workers and mobile business professionals. We offer solutions for spaces as small as 20 sq feet with our SmartPods and up to 2000 square feet with our Instant business lounge. Both our SmartPods and Lounge solutions are accessible through our mobile and web apps allowing people to be able to search, reserve, and access.

### Our Vision and Product

We envision creating a network of on-demand tech-enabled workspaces across publicly accessible venues offered to remote workers and mobile professionals. Following this mission, we have launched smart workspace solutions for small and large open spaces as well as converting existing workspaces into revenue-generating workspaces which can be reserved and accessed with our mobile and web-based applications.

**Previous Offerings**

Between 2020 and 2019, we sold 194,037 shares of common stock in exchange for $205,861.19 per share under Regulation Crowdfunding.

Type of security sold: Equity
Final amount sold: $976,610.60
Number of Securities Sold: 2,067,776
Use of proceeds: Working capital.
Date: December 31, 2019
Offering exemption relied upon: Regulation D 506(c) and Regulation CF

Type of security sold: SAFE
Final amount sold: $30,000.00
Use of proceeds: Working capital
Date: November 20, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 12,430,749
Use of proceeds: Issued to founder, management team, advisors during formation.
Date: October 10, 2017
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2020 Compared to 2019**

Revenue

Revenue for fiscal year 2020 was $196,980, about a 31% increase compared to fiscal year 2019 revenue of $150,175. We have seen a significant slowdown in events and conventions business due to COVID-19. On the other hand, we have seen opportunities in other vertical markets marked as "3rd spaces" (shopping malls, airports, libraries, etc.). In response to COVID-19, we have announced some new product features which combine software and cleaning protocol for the safety of our customers.

Cost of sales

Cost of sales in 2020 was $2,361, a decrease of approximately 93%, from costs of $33,987 in fiscal year 2019. The reduction was largely due to the fact that the company reduced the operational expenses pertaining to customer acquisition and operations.

Gross margins

2020 gross profit increased by about $78,000 over 2019 gross profit, and gross profit margin increased from 77% in 2019 to 90% in 2019. This improved performance was caused by Our CAC (customer acquisition cost) reduced significantly with increase in in-bound sales while our COGS (or delivery costs) reduced as well pertaining to lower transportation expenses.

Expenses

In 2020, the Company's expenses consisted of, among other things, R&D, manufacturing of 24 new pods, and sales related expenses. With most of our product engineering centric heavy lifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $400-500K.

In 2020, total operating expenses decreased to $520,147, a decrease of 45% from total operating expenses in 2019 of $908,273. This decrease was caused by reduction of key business expenses pertaining to R&D, operations and sales/marketing expenses.

Historical results and cash flows:

2019 and 2020 were major development years for the company transitioning from idea stage to market launch stage. In 2021, we are looking to achieve product-market fit as the effects of Covid-19 start subside and remote work becomes a normal.

Major expenses in 2020 included R&D, operations and sales related expenses. With most of our product engineering centric heavylifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $500-600K.

The company plans to breakeven in FY'21 and expect a steady revenue growth in 2022 and beyond.

**Liquidity and Capital Resources**

At December 31, 2020, the Company had cash of $4,341.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Mayank Agrawal
Amount Owed: $700,000.00
Interest Rate: 8.0%
The total amount of outstanding debt of the company is $700,000

Creditor: Mr. Aseem Gupta
Amount Owed: $10,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021

Creditor: Regents of The University of California, represented by its Santa Cruz Campus
Amount Owed: $36,000.00
Interest Rate: 10.0%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mayank Agrawal

Mayank Agrawal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: October 01, 2017 - Present

Responsibilities: Lead overall company operations, strategy, execution and product management.


Name: Raghuveer Tarra

Raghuveer Tarra's current primary role is with Roku Inc. Raghuveer Tarra currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 20, 2019 - Present

Responsibilities: Member of the Board of Directors - Stock Compensation of 100,000 shares of Common Stock, which are now fully vested.


Other business experience in the past three years:

Employer: Roku Inc

Title: Vice President Engineering

Dates of Service: October 01, 2019 - Present

Responsibilities: Engineering Management

Other business experience in the past three years:

Employer: GigSky

Title: Chief Product Officer

Dates of Service: June 07, 2015 - September 07, 2019

Responsibilities: Product Management

Name: Ted Simon

Ted Simon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: June 01, 2018 - Present

Responsibilities: Sales & Business Development. Ted currently leads sales, business development, and marketing. Ted currently does not have the authority to bind the company without the approval of the board or CEO. Ted currently takes a salary compensation of $4,000 per month and 50,000 shares of common stock vested every quarter.


Other business experience in the past three years:

Employer: Artifex Software

Title: Vice President of Marketing

Dates of Service: April 01, 2015 - October 01, 2017

Responsibilities: Led all corporate and product marketing for this software company, and also handled sales and business development for Smart Office mobile app.

Other business experience in the past three years:

Employer: Golden Gate University, Ageno School of Business

Title: Adjunct Professor of Marketing

Dates of Service: April 01, 2013 - Present

Responsibilities: Instructor in graduate school level marketing classes at this business school program in San Francisco, CA.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mayank Agrawal

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 65.38

## RELATED PARTY TRANSACTIONS

Name of Person: Mayank Agrawal
Relationship to Company: Director and Officer
Nature / amount of interest in the transaction: The Company owes Mayank Agrawal, a director and sole officer of the Company, $700,000, which accrues interest at the rate of 8%, compounded annually.
Material Terms: The principal sum of this Note, together with all accrued but unpaid interest and any other charges, costs, and expenses arising hereunder, is due and payable at such time as Borrower recognizes, as of the end of any fiscal year on an annual basis, One Million Dollars ($1,000,000.00) in EBITDA, as generally understood in U.S. financial accounting (the "Earning Threshold"). Notwithstanding the foregoing, if the Borrower has not achieved the Earning Threshold on or before December 31, 2022, beginning in January 2023, Borrower shall pay Lender $5,000.00 on the last business day of each calendar month until this Note is paid in full. There shall be no penalty for prepayment. Any payments shall be (i) first applied to any costs, fees and expenses due under this Note, (ii) then to accrued but unpaid interest due under the Note, (iii) then to the outstanding principal amounts due under the Note.

## OUR SECURITIES

Our authorized capital stock consists of 24,000,000 shares of common stock, par value $0.0001 per share and 6,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2020, 13,237,294 shares of common stock and 2,067,776 shares of preferred stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The preferred stock has a 1x liquidation preference, but is not participating.

The preferred stock and common stock votes together as a single class, but has certain protective provisions set forth in the certificate of incorporation.

The common stock has the right to elect two directors. All other directors are elected by the preferred stock and common stock voting together.

The preferred stock has customary conversion rights.

Dividends, if any, are paid pro rata on a pari passu basis to common stock and preferred stock. The company has no obligations to redeem any shares of its capital stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

**ZenSpace, Inc.**

By  /s/ *Mayank Agrawal*

        Name: Mayank Agrawal

        Title:   Chief Executive Officer

Exhibit A

**FINANCIAL STATEMENTS**

# ZENSPACE, INC.

**FINANCIAL STATEMENTS**

**YEAR ENDED DECEMBER 31, 2020 AND 2019**

*(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
ZenSpace, Inc.
San Jose, California

We have reviewed the accompanying financial statements of ZenSpace, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

April 16, 2021
Los Angeles, California

**ZenSpace, Inc.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 4,341 | $ | 35,020 |
| Inventories | | - | | - |
| Prepaids and other current assets | | - | | - |
| **Total current assets** | | **4,341** | | **35,020** |
| | | | | |
| Property and equipment, net | | 377,877 | | 435,890 |
| Security deposit | | 1,700 | | 1,700 |
| **Total assets** | $ | **383,919** | $ | **472,610** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 18,160 | $ | 18,125 |
| Credit Card | | 91,843 | | 100,376 |
| Current portion of Loan and Promissory Note | | 513,469 | | 521,552 |
| Other current liabilities | | - | | - |
| **Total current liabilities** | | **623,471** | | **640,053** |
| | | | | |
| Convertible Notes | | 36,600 | | 36,600 |
| Loan and Promissory Note | | 167,070 | | 3,469 |
| | | | | |
| **Total liabilities** | | **827,141** | | **680,122** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 1,259 | | 1,243 |
| Preferred Stock | | 207 | | 207 |
| Additional Paid In Capital (APIC) | | 1,116,989 | | 1,003,552 |
| Equity Issuance Costs | | (26,925) | | - |
| Retained earnings/(Accumulated Deficit) | | (1,534,752) | | (1,212,514) |
| | | | | |
| **Total stockholders' equity** | | **(443,223)** | | **(207,512)** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **383,919** | $ | **472,610** |

*See accompanying notes to financial statements.*

**ZenSpace, Inc.**
BALANCE SHEET
(UNAUDITED)

| For Fiscal Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | 196,980 | 150,175 |
| Cost of goods sold | 2,361 | 33,919 |
| Gross profit | 194,619 | 116,256 |
| | | |
| Operating expenses | | |
| General and administrative | 475,337 | 870,424 |
| Sales and marketing | 44,810 | 37,982 |
| Total operating expenses | 520,147 | 908,406 |
| | | |
| Operating income/(loss) | (325,528) | (792,150) |
| | | |
| Interest expense | 6,710 | 3,934 |
| Other Loss/(Income) | (10,000) | - |
| Income/(Loss) before provision for income taxes | (322,239) | (796,083) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **(322,239)** | **(796,083)** |

*See accompanying notes to financial statements.*

## ZenSpace, Inc.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### (UNAUDITED)

| (in , $US) | Common Stock | | Preferred Stock | | Additional Paid In Capital (APIC) | Equity Issuance Costs | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance—December 31, 2018 | 11,790,833 | $ 1,179 | - | | 29 | | $ (416,430) | $ (415,251) |
| Issuance of Common Stock | 639,916 | $ 64 | | | | | | 64 |
| Issuance of Preferred Stock | | | 2,067,776 | 207 | 1,003,429 | | | 1,003,636 |
| Shared Based Compensation | | | | | 94 | | | |
| Net income/(loss) | | | | | | | (796,083) | (796,083) |
| Balance—December 31, 2019 | 12,430,749 | $ 1,243 | 2,067,776 | 207 | $ 1,003,552 | | $ (1,212,514) | $ (207,512) |
| | | | | | | | | |
| Issuance of Common Stock | | | | | | | | |
| Capital raised on Crowdfunding | 157,545 | 16 | - | | 113,334 | (26,925) | | 86,425 |
| Issuance of Common Stock | | | | | 104 | | | 104 |
| Shared Based Compensation | | | | | | | | |
| Net income/(loss) | | | | | | | (322,239) | (322,239) |
| Balance—December 31, 2020 | 12,588,294 | $ 1,259 | 2,067,776 | $ 207 | $ 1,116,989 | $ (26,925) | $ (1,534,752) | $ (443,223) |

*See accompanying notes to financial statements.*

**ZenSpace, Inc.**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (322,239) | $ | (796,083) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 102,892 | | 8,843 |
| Shared Based Compensation | | 104 | | 94 |
| Changes in operating assets and liabilities: | | | | |
| Inventory | | - | | 47,651 |
| Prepaids and other current assets | | - | | 9,584 |
| Accounts payable and accrued expenses | | 35 | | (16,867) |
| Credit Cards | | (8,533) | | 82,114 |
| Other current liabilities | | - | | (5,000) |
| **Net cash provided/(used) by operating activities** | | **(227,742)** | | **(669,664)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (44,879) | | (431,929) |
| **Net cash provided/(used) in investing activities** | | **(44,879)** | | **(431,929)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowings on Convertible Notes | | 155,517 | | 36,600 |
| Borrowing on loans and Notes | | - | | 15,021 |
| Capital raised on Crowdfunding | | 86,425 | | - |
| Issuance of Common Stock | | - | | 64 |
| Issuance of Series Seed Preferred Stock | | - | | 1,003,636 |
| **Net cash provided/(used) by financing activities** | | **241,942** | | **1,055,321** |
| | | | | |
| Change in cash | | (30,679) | | (46,272) |
| Cash—beginning of year | | 35,020 | | 81,292 |
| **Cash—end of year** | $ | **4,341** | $ | **35,020** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 6,710 | $ | 3,934 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Shareholder repayment of an external debt | | - | $ | - |

*See accompanying notes to financial statements.*

*All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1. NATURE OF OPERATIONS

ZenSpace, Inc. was formed on October 10, 2017 ("Inception") in the State of Delaware. The financial statements of ZenSpace, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

ZenSpace, Inc. has created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share).

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

### Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Furniture & Fixture | 7 years |
| Forklift Truck | 5 years |
| Seater Pods | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

ZenSpace, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues primarily from the rent or lease of our SmartPods, from the sale of our SmartPods, and from the hourly usage of in the SmartPods as a service .

**Operating Leases**

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3.   PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019 property and equipment consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Furniture & Fixture | $     13,790 | $     13,790 |
| Forklift Truck | 11,491 | 15,803 |
| Seater Pods | 465,316 | 416,125 |
| **Property and Equipment, at Cost** | **490,597** | **445,718** |
| Accumulated depreciation | (112,720) | (9,828) |
| **Property and Equipment, Net** | **$     377,877** | **$     435,890** |

Depreciation expense for property and equipment was in the amount of $ 102,891 and 8,843 for the year ended December 31, 2020 and December 31, 2019 respectively.

## 4.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

We have authorized the issuance of 24,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019 12,588,294 and 12,430,749 shares of common stock were issued and outstanding, respectively.

**Preferred Stock**

We have authorized the issuance of 6,000,000 shares of Preferred Stock with par value of $0.0001.
As of December 31, 2020 and December 31, 2019, the 2,067,776 shares of preferred stock were issued and outstanding.

## 5.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan").  The Company reserved 4,842,102 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.  As of December 31, 2020, the Company had 1,487,353 shares of common stock available for future issuance of awards under the 2017 Plan.

A summary of the Company's restricted stock activity and related information is as follows:

| | Number of Awards | Weighted Average Fair Value | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2018 | 2,451,222 | $ - | - |
| Granted | 952,916 | $ - | |
| Vested | (770,611) | $ - | |
| Cancelled | (1,088,250) | $ - | |
| Outstanding at December 31, 2019 | 1,545,277 | $ 0.0001 | 8.88 |
| Granted | - | $ - | |
| Vested | (1,088,250) | $ - | |
| Cancelled | - | $ - | |
| Outstanding at December 31, 2020 | 457,028 | $ 0.0001 | 7.88 |

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2020 and 2019 was $0.0001 and $0.0001, respectively.

The total fair value of the restricted stock awards vested during 2020 and 2019 was $104 and $94, respectively.

## 6.    DEBT

**Promissory Notes & Loans**

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note Agreement issued to the owner | $ 500,000 | 0.00% | Fiscal Year 2018 | no maturity date defined | | | $ 500,000 | | $ 500,000 | $ - | $ - | $ 500,000 | $ - | $ 500,000 |
| Promissory Note Agreement issued to the owner | $ 167,070 | 1.00% | Fiscal Year 2020 | 12.31.2022 | $ 1,671 | $ 1,671 | | $ 167,070 | $ 167,070 | | | | | |
| Promissory Note Agreement issued to a certain lender | $ 10,000 | 0.00% | Fiscal Year 2018 | 12.31.2021 | | | $ 10,000 | | $ 10,000 | | | $ 10,000 | | $ 10,000 |
| Loan contract with American Express National Bank | $ 50,000 | 8.99% | 4/27/2019 | 5/1/2020 | $ 4,495 | $ 4,495 | $ 3,469 | | $ 3,469 | $ 2,997 | $ 2,997 | $ 11,552 | $ 3,469 | $ 15,021 |
| | | | | | | | | | - | | | | | - |
| | | | | | | | | | - | | | | | - |
| **Total** | | | | | **$ 6,166** | **$ 6,166** | **$ 513,469** | **$ 167,070** | **$ 680,539** | **$ 2,997** | **$ 2,997** | **$ 521,552** | **$ 3,469** | **525,021** |

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. This Note shall bear interest on the outstanding principal at a rate of 8% per annum, The principal sum of this Note, together with all accrued but unpaid interest and any other charges, costs, and expenses arising hereunder, is due and payable at such time as Borrower recognizes, as of the end of any fiscal year on an annual basis, One Million Dollars ($1,000,000.00) in EBITDA, as generally understood in U.S. financial accounting. Notwithstanding the foregoing, if the Borrower has not achieved the Earning Threshold on or before December 31, 2022, beginning in January 2023, Borrower shall pay Lender $5,000.00 on the last business day of each calendar month until this Note is paid in full. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 167,000 and $ 0, respectively.

During 2018, the Company entered into Promissory Note agreement with certain lender in the amount of $10,000, which bear zero interest and matures on December 31, 2021. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 10,000.

On April 27, the Company entered into a loan agreement with American Express National Bank in the amount of $ 50,000, which bear 8.99% interest rate per annum. Total amount of principal and interest is $ 52,435 and it should be paid in 11 installment per $ 4,372 (first payment is due on 06/01/2019) and the last payment of $ 4,339 is due on 05/01/2020. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $3,469 and $ 15,021, respectively.

## Convertible Note(s)

The following is the summary of the convertible notes:

| | | | | | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2019 Convertible Notes | $ 36,600 | 10.00% | 1/4/2019 | 1/4/2022 | 3,660 | 3,660 | - | 36,600 | 36,600 | 3,660 | 3,660 | - | $ 36,600 | 36,600 |
| | | | | | | | | | - | | | | | - |
| Total | | | | | $ 3,660 | $ 3,660 | $ - | $ 36,600 | $ 36,600 | $ 3,660 | $ 3,660 | $ - | $ 36,600 | $ 36,600 |

On April 1, 2019 the company entered into Convertible Promissory Note Agreement with The Regents Of The University of California, represented by its Santa Cruz campus, in the amount of $ 36,600. Concurrently, The company and Holder are entering into that certain UCSC SVLink Membership Agreement, per which the principal amount of the Note is comprised of lease and service fee ($ 26,600) and advance amount ($ 10,000). The Convertible Promissory Note bear interest rate of 10% per annum and unless converted, the outstanding principal amount and all accrued but unpaid interest will be due and payable three years from the date of issuance of this Note. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 36,600.

## 7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Net Operating Loss | $ 139,519 | $ (113,235) |
| Valuation Allowance | (139,519) | 113,235 |
| **Net Provision for income tax** | $        - | $        - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Net Operating Loss | (454,270) | $ (358,114) |
| Valuation Allowance | 454,270 | 358,114 |
| **Total Net Deferred Tax Asset** | $        - | $        - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $701,713, and the Company had state net operating loss ("NOL") carryforwards of approximately $701,713. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8.    RELATED PARTY TRANSACTIONS

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal.  The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2020 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2019 was $ 167,000.

## 9.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

| Year | Obligation |
|---|---|
| 2020 | $    20,781 |
| 2021 | 19,745 |
| 2022 | - |
| 2023 | - |
| Thereafter | - |
| **Total future minimum operating lease payments** | **$    40,526** |

Rent expense as of December 31, 2020 and December 31, 2019 $19,845 was $ 63,080, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $325,528, an operating cash flow loss of $227,742 and liquid assets in cash of $4,341, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## CERTIFICATION

I, Mayank Agrawal, Principal Executive Officer of ZenSpace, Inc., hereby certify that the financial statements of ZenSpace, Inc. included in this Report are true and complete in all material respects.

*Mayank Agrawal*

Principal Executive Officer